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10027717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52176 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Equity Advisors, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Turnpike St., Suite 202
(No. and Street)

Canton MA 02021
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Butts 781 821 4114
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiBenedetto + Co, P.A.
(Name – *if individual, state last, first, middle name*)

One Industrial Drive Hudson, NH 03051
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 17 2010

Washington, DC
121

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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## OATH OR AFFIRMATION

I, Mark Butts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Equity Advisors, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member

Title

Notary Public

ANDREA SHEEDY
MY COMMISSION EXPIRES OCTOBER 28, 2012
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DB

BOSTON EQUITY ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED
DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT



DIBENEDETTO & COMPANY, P.A.
*Certified Public Accountants*

DB

*DIBENEDETTO & COMPANY, P.A.*
*Certified Public Accountants*

Independent Auditors' Report

To the Members
Boston Equity Advisors, LLC:

We have audited the accompanying statement of financial condition of Boston Equity Advisors, LLC (the Company) as of December 31, 2009, and the related statements of loss, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Equity Advisors, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiBenedetto & Company, P.A.

February 1, 2010

111 Business Center, Suite One
One Industrial Drive
Hudson, NH 03051

Tel: 603 889-1600
Fax: 603 882-6739

BOSTON EQUITY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 23,709 |
| Prepaid Expenses | 7,701 |
| Total Current Assets | 31,410 |
| Office Equipment - Net of $6,485 of Accumulated Depreciation | 5,627 |
| TOTAL ASSETS | $ 37,037 |
| **LIABILITIES AND MEMBERS' EQUITY** | |
| Accounts Payable | $ 8,588 |
| Total Current Liabilities | 8,588 |
| Commitments and Contingencies | |
| Members' Equity | 28,449 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 37,037 |

See notes to financial statements.

# BOSTON EQUITY ADVISORS, LLC
## STATEMENT OF LOSS
## FOR THE YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| Revenues: | |
| Commissions | $ - |
| Miscellaneous Income | - |
| Total Revenues | - |
| Expenses: | |
| Office Supplies and Expense | 8,590 |
| Dues, Subscriptions, and Education | 2,902 |
| License Fees | 6,440 |
| Audit Fee | 4,000 |
| Travel | 218 |
| Miscellaneous Taxes | 500 |
| Meals and Entertainment | 723 |
| Insurance | 1,029 |
| Parking/Tolls | 366 |
| Postage | 484 |
| Telephone | 8,238 |
| Rent | 33,204 |
| Repairs | 120 |
| Utilities | 1,038 |
| Depreciation | 2,945 |
| Miscellaneous | 2,095 |
| Total Expenses | 72,892 |
| Net Loss | $ (72,892) |

See notes to financial statements.

BOSTON EQUITY ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

| | Members' Equity |
|---|---|
| Balance at January 1, 2009 | $ 81,341 |
| Net Loss | (72,892) |
| Contributions by Members | 20,000 |
| Balance at December 31, 2009 | $ 28,449 |

See notes to financial statements.

# BOSTON EQUITY ADVISORS, LLC
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| Cash Flows - Operating Activities: | |
| Net Loss | $ (72,892) |
| Adjustments to Reconcile Net Loss | |
| to Net Cash Used for Operating Activities: | |
| Depreciation | 2,945 |
| Decrease in Prepaid Expenses | 7,074 |
| Increase in Accounts Payable | 7,908 |
| Net Cash Used for Operating Activities | (54,965) |
| Cash Flows - Financing Activities: | |
| Contributions by Members | 20,000 |
| Net Cash Provided by Financing Activities | 20,000 |
| Decrease in Cash | (34,965) |
| Cash - Beginning of Period | 58,674 |
| Cash - End of Period | $ 23,709 |

See notes to financial statements.

BOSTON EQUITY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

## 1. Nature of Business

Boston Equity Advisors, LLC (the "Company") was organized as a Massachusetts limited liability company in October 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

## 2. Significant Accounting Policies

The summary of significant accounting policies of Boston Equity Advisors, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues
Commissions on the private placement of securities in which the Company acts as an agent are recorded as the security transactions occur. No security transactions occurred in 2009.

Income Taxes
The Company has been organized as a limited liability company. No provision for income taxes has been made since the Company is not a taxable entity and the individual members report their respective share of the Company's taxable income or loss. The Company is no longer subject to federal or state tax examinations by taxing authorities for years before 2006.

## 2. Significant Accounting Policies (Continued)

Cash Flow Information

For purposes of reporting cash flows, the Company considers all savings deposits, certificates of deposits, and money market funds and deposits purchased with a maturity of three months or less to be cash equivalents.

Equipment and Depreciation

Equipment is stated at cost. The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets. Upon retirement or disposition, the cost and accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is credited or charged to income.

Expenses for major renewals and betterments that extend the useful lives of equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Concentration of Risk

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

## 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital in the amount of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $15,121 which was $10,121 in excess of its required net capital of $5,000, total aggregate indebtedness of $8,588, and a net capital ratio of 0.57 to 1.

## 4. Profit Sharing Pension Plan

The Company has a profit sharing pension plan which covers all qualified members and employees. Company contributions to the plan are discretionary. The Company does not account for member's contributions to the plan as an expense of the Company, since the contributions are made directly by the members to the plan from their member distributions.

## 5. Lease

The Company rents its office facilities under the terms of an operating lease as amended in May, 2005. The lease specifies a rental fee of $2,589 payable each month and that the Company pay for certain operating expenses of the facility. The lease expires on June 30, 2010 and has an option to renew for two additional five year periods on the same terms and conditions at the then current fair market lease rate. Payments shown as rent expense under this arrangement totaled $33,204 in 2009.

As of December 31, 2009, future minimum lease payments were as follows:

| | |
|---|---|
| 2010 | $ 15,534 |

## 6. Related Party Transactions

In addition to commission revenue earned on the private placement of securities, certain contracts provide that the Company or its nominees are awarded, on completion of the private placement financing, warrants to purchase voting common stock or other securities of the customer at an exercise price per share equal to the selling price per share of the securities sold under the private placement financing. The Company generally assigns its rights to receive such warrants to its two members. It is management's opinion that such warrants have little or no fair market value on issuance and, accordingly, no revenue is recorded in the accompanying financial statements on the assignment of warrants to the members of the Company. No warrants were assigned on private placement transactions in 2009, since there were no private placements.

Additionally, certain contracts allow for the Company or its assignees to purchase shares of the customer's common stock or other securities prior to the private placement financing. The Company generally assigns its right to purchase such shares to its two members. The shares vest ratably as and when the financing is completed. There were no shares purchased in 2009.

## 7. Subsequent Events

The Company did not have any other subsequent events through February 1, 2010, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2009.

# BOSTON EQUITY ADVISORS, LLC
## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
## as of December 31, 2009

| | |
|---|---|
| Members' Equity | $ 28,449 |
| Less: Ownership Equity Not Allowed | - |
| Total Members' Equity Qualified for Net Capital | 28,449 |
| Add: Liabilities Subordinated to Claims of General Creditors | - |
| Total Capital and Subordinated Liabilities | 28,449 |
| Deductions and/or Charges | - |
| Less: Total Nonallowable Assets | (13,328) |
| Less: Haircuts | |
| 15% - Securities | - |
| 15% - Undue Concentration | - |
| Net Capital | 15,121 |
| Minimum Net Capital Required | 5,000 |
| Excess Net Capital | $ 10,121 |
| Aggregate Indebtedness: | |
| Accounts Payable | $ 8,588 |
| Total Aggregate Indebtedness | $ 8,588 |
| Ratio: Aggregate Indebtedness to Net Capital | 0.57 to 1 |

There is no material difference between the net capital as reported in the Company's Part IIA (unaudited) Focus report as of December 31, 2009 and the net capital shown above.

DB

**DIBENEDETTO & COMPANY, P.A.**
*Certified Public Accountants*

To the Members
Boston Equity Advisors, LLC

In planning and performing our audit of the financial statements of Boston Equity Advisors, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

111 Business Center, Suite One
One Industrial Drive
Hudson, NH 03051

Tel: 603 889-1600
Fax: 603 882-6739

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Di Benedetto & Company, P.A.

February 1, 2010